SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated July 6, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	7319Z	July 5, 2007
2.	Regulatory News Service Notice	7182Z	July 5, 2007
3.	Regulatory News Service Notice	6478Z	July 4, 2007

07025362

SUPPL

dw 7/19

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

07/05/07 07:15 AM

To "eleanor.besserman@eleme......... <eleanor.besserman@elementis.com>

cc

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:7319Z
Elementis PLC
05 July 2007

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (Pep) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

3 July 2007

6. Date on which issuer notified:

4 July 2007

7. Threshold(s) that is/are crossed or reached:

Reached 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548 ORD GBP0.05

Situation previous to the Resulting situation after the triggering transaction

Number of shares	26,677,076
Number of Voting Rights	26,677,076

Resulting situation after the triggering transaction

Number of shares		26,943,426
Number of voting rights	Direct	0
Number of voting rights	Indirect	26,943,426
% of voting rights	Direct	0%
% of voting rights	Indirect	6.040%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights	26,943,426
% of voting rights	6.040

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

30,000 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Offshore Ltd, a wholly owned subsidiary of Lloyds TSB Offshore Holdings Ltd, a wholly owned subsidiary of Lloyds Bank Subsidiaries Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

322,522 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

19,056 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

190,724 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

26,381,124 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Philip Mason

15. Contact telephone number: 01444 418127

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure
and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

5 July 2007

END
HOLILFLFDSIEIID

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

07/05/07 05:44 AM

To "eleanor.besserman@eler, <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Additional Listing

This Email Alert service is brought to you by Elementis

RNS Number:7182Z
Elementis PLC
05 July 2007

Elementis plc (the "Company") - Additional Listing of Shares

A listing application has been made today for 181,413 ordinary shares of 5p each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares have been issued fully paid and rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares have been issued under the 1998 Savings Related Share Option Scheme.

A block listing application has also been made for 1,700,000 ordinary shares of
5p each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares will be issued under the following schemes:

500,000 shares - Unapproved 1998 Executive Share Option Scheme
300,000 shares - 1998 Savings Related Share Option Scheme
900,000 shares - 2003 Executive Share Option Scheme

Wai Wong
Company Secretary
020 7408 9303

5 July 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
LISUVSRRBORBRAR

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

07/04/07 07:03 AM

To "eleanor.besserman@eleme[illegible] <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:6478Z
Elementis PLC
04 July 2007

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

26 June 2007

6. Date on which issuer notified:

27 June 2007

7. Threshold(s) that is/are crossed or reached:

8% to 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 36,097,220

Number of Voting Rights 36,097,220

Resulting situation after the triggering transaction

Number of shares 35,143,383

Number of voting rights Direct 0

Number of voting rights Indirect 35,143,383

% of voting rights Direct 0%
% of voting rights Indirect 7.90%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 35,143,383

% of voting rights 7.90

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

This notification is made in accordance with Rule 5.8.12 R(1) of the
Disclosure
and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

END
HOLILFIFDFISIID

SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated June 29, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	3535Z	June 29, 2007
2.	Regulatory News Service Notice	8640Y	June 22, 2007
3.	Regulatory News Service Notice	8872Y	June 25, 2007

SEC File No. 82-34751

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

06/29/07 09:59 AM

To "eleanor.besserman@elementis.com" <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

RNS Number:3535Z
Elementis PLC
29 June 2007

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 446,107,866 ordinary shares of 5p each at 29 June 2007. The Company holds no such ordinary shares as treasury shares.

The above figure (446,107,866) may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Wai Wong
Company Secretary
020 7408 9303

29 June 2007

END
TVROKCKPQBKDOAB

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

06/22/07 07:13 AM

To "eleanor.besserman@e..." <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Additional Listing

This Email Alert service is brought to you by Elementis

RNS Number:8640Y
Elementis PLC
22 June 2007

Elementis plc (the "Company") - Additional Listing of Shares

A listing application has been made today for 305,498 ordinary shares of 5p each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares have been issued fully paid and rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares have been issued under the 1998 Unapproved Executive Share Option Scheme.

A block listing application has also been made today for 1,700,000 ordinary shares of 5p each to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares will be issued under the 1998 Unapproved executive Share Option Scheme.

Wai Wong
Company Secretary
020 7408 9303

22 June 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
LISUURURBKRNUAR

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

06/25/07 04:00 AM

To "eleanor.besserman@eleme..." <eleanor.besserman@elementis.com>

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Subject News Alert: Elementis PLC - Trading Statement

This Email Alert service is brought to you by Elementis

RNS Number:8872Y
Elementis PLC
25 June 2007

Elementis plc (the "Company") - Trading Statement

The Company today issues a trading update ahead of its interim results for the six months ending 30 June 2007, which will be announced on 31 July 2007.

Trading in the first half of 2007 has continued in line with expectations with sales volumes and operating profit ahead of the same period last year.

Enquiries:

Elementis plc — Tel: +44 (0)20 7408 9302
Brian Taylorson
Finance Director

Financial Dynamics — Tel: +44 (0)20 7831 3113
Andrew Dowler
Greg Quine

END
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